02011044

0-31855
PE 1-4-02

January 15, 2002

DC

RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF CORPORATION FINANCE

Act	34
Section	12(g)
Rule	
Public Availability	1-15-02

Re: Unisphere Networks, Inc.
Incoming Letter dated January 4, 2002

Based on the facts presented, the Division will not raise any objection if the Company does not comply with the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, which arose on September 30, 2000, the Company's fiscal year end, with respect to options granted and to be granted pursuant to the Company's Amended and Restated 1999 Stock Incentive Plan in the manner and subject to the terms and conditions set forth in your letter. This position will remain in effect until the Company first registers any class of its securities under the Securities Act of 1933 or until the Company becomes subject to the reporting requirements of the Exchange Act with respect to any other class of its securities.

This position is based on the representations made to the Division in your letter. Any different facts or conditions might require the Division to reach a different conclusion. Further, this response only represents the Division's position on enforcement and does not purport to express any legal conclusion on the question presented.

Sincerely,

Robert Plesnarski

Robert Plesnarski
Special Counsel

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 15, 2002

Mark G. Borden
Hale and Dorr LLP
60 State Street
Boston, MA 02109

Re: Unisphere Networks, Inc

Dear Mr. Borden:

In regard to your letter of January 4, 2002, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Paula Dubberly
Chief Counsel

HALE AND DORR LLP
COUNSELLORS AT LAW

www.haledorr.com
60 STATE STREET • BOSTON, MA 02109
617-526-6000 • FAX 617-526-5000

MARK G. BORDEN

617-526-6675
mark.borden@haledorr.com

January 4, 2002

By Hand Delivery

Amy M. Starr, Esq.
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Unisphere Networks, Inc.

Dear Ms. Starr:

On behalf of Unisphere Networks, Inc., a Delaware corporation, we hereby apply for an exemption or request no action relief under Section 12(h) of the Securities Exchange Act of 1934, as amended, from the registration requirements of Section 12(g) of the Exchange Act with respect to stock options Unisphere has granted, and will grant in the future, to employees, officers, directors, consultants and advisors ("Eligible Participants") of Unisphere, including any present or future parent corporation or majority-owned subsidiary corporation of Unisphere or such parent corporation, under its Amended and Restated 1999 Stock Incentive Plan in the manner and subject to the terms and conditions set forth below. All current participants in the Amended and Restated 1999 Stock Incentive Plan, including any consultants and advisors, are individuals who would qualify to receive options under Rule 701 of the Securities Act of 1933, as amended, other than one option holder that beneficially holds an option exercisable for an aggregate of 3,333 shares of common stock of Unisphere. All future participants, including any consultants and advisors, in the Amended and Restated 1999 Stock Incentive Plan will be individuals who would qualify to receive options under Rule 701.

As more fully described herein, on January 29, 2001, Unisphere filed a registration statement on Form 10 pursuant to Section 12(g) of the Exchange Act to register options to purchase common stock of Unisphere. On March 29, 2001, based on conversations between this firm and the Staff during the week of March 26, 2001 and the Staff's release of an update to the Current Issues and Rulemaking Projects Outline of the Division of Corporation Finance dated March 29, 2001 (the "Updated Current Issues Outline"), Unisphere withdrew its registration statement on Form 10 prior to such registration statement becoming effective. Under the standards articulated in Section 12(h) and in light of the Updated Current Issues Outline, as applied in prior no action letters issued by the Staff, we believe Unisphere meets the conditions necessary to receive relief from registering its options to purchase common stock under Section 12(g).

Unisphere has provided us with, and authorized us to make on its behalf, the following factual representations.

I. *Background*

A. Unisphere and Its Subsidiaries

Unisphere provides data and voice networking products to communications service providers. Unisphere was incorporated in Delaware in January 1999 as a subsidiary of Siemens Corporation, which is a wholly-owned subsidiary of Siemens AG. Siemens Corporation, Siemens AG and their affiliates are referred to herein as Siemens. Unisphere changed its name from Unisphere Solutions, Inc. to Unisphere Networks, Inc. in September 2000. Unisphere's business has been built through the acquisitions of three privately-held companies. Siemens acquired Argon Networks, Inc. in March 1999 and Castle Networks, Inc. and Redstone Communications, Inc. in April 1999. In April 1999, Siemens contributed a research and development group for voice switching products to Unisphere. In June 1999, Siemens contributed the stock of Argon, Castle and Redstone to Unisphere. Unisphere, including its subsidiaries, Argon, Castle and Redstone, is referred to herein as Unisphere. As of November 15, 2001, Unisphere employed 790 individuals on a full-time or part-time basis.

The authorized capital of Unisphere, as of November 15, 2001, consisted of 115,360,661 shares of common stock, par value $0.01 per share. As of such date, Unisphere had a total of 90,619,847 shares of common stock outstanding, of which 86,133,333 shares were held by Siemens. Unisphere's outstanding common stock is held by 299 stockholders, all of whom, other than Siemens, received such shares of common stock pursuant to grants of restricted stock awards under the plan or the exercise of options granted under the plan. Siemens holds 95.0% of the outstanding common stock and three executive officers of Unisphere hold, in the aggregate, an additional 3.3% of the outstanding common stock. The issuances of the outstanding shares of common stock were made without registration under the Securities Act of 1933, as amended. The issuances to Siemens were made pursuant to Section 4(2) under the Securities Act and the other issuances were made pursuant to the exemption from the registration requirements afforded under Rule 701 under the Securities Act.

Unisphere issued an amended and restated convertible promissory note to Siemens on November 15, 2001, pursuant to which Siemens had previously loaned Unisphere an aggregate of $67.0 million and agreed to loan up to an additional $80.0

million. The principal and accrued interest is due at the earlier of November 16, 2002 or the closing of the proposed initial public offering of the common stock of Unisphere. Upon the due date, if not earlier converted, Siemens has the option to convert the note and accrued interest thereon based on the then fair market value of the common stock of Unisphere. This note was issued pursuant to Section 4(2) under the Securities Act.

Unisphere has not issued any other securities, including derivative securities, other than those issued pursuant to the plan, as described above. The plan is Unisphere's only equity incentive plan under which any options have been offered by Unisphere. In connection with its proposed initial public offering, Unisphere adopted a 2000 Employee Stock Purchase Plan. However, the commencement date of the first offering period under the 2000 Employee Stock Purchase Plan will not occur until the effective date of the proposed initial public offering of Unisphere's common stock.

We are of the opinion that common stock is not part of the same class of equity securities as options granted under the plan. Accordingly, the scope of relief we are requesting on behalf of Unisphere does not include common stock, including shares of common stock issued upon the grant of restricted stock awards or the exercise of options granted under the plan.

Unisphere had more than $10 million in total assets and 500 or more holders of options to purchase common stock at September 30, 2000 and September 30, 2001, its most recent fiscal year end.

On August 4, 2000, Unisphere filed a registration statement on Form S-1 with the Securities and Exchange Commission in connection with the proposed initial public offering of its common stock (file no. 333-43144). On August 24, 2001, Unisphere filed amendment No. 6 to its registration statement on Form S-1 with the Securities and Exchange Commission. Unisphere's intent is to become a public company and it does not currently intend to withdraw its registration statement on Form S-1.

B. The Amended and Restated 1999 Stock Incentive Plan

Unisphere's board of directors adopted and approved the 1999 Stock Incentive Plan in June 1999 and Unisphere's stockholders approved the 1999 Stock Incentive Plan in July 1999. In July 2000, the board of directors amended and restated the plan to provide for automatic annual increases to the number of shares subject to the plan and to accelerate in full the vesting of any awards held by non-employee directors upon certain acquisition events. Unisphere's stockholders approved the amended and restated plan in February 2001. The board of directors may terminate the plan at any time. Unless the board of directors terminates the plan at an earlier date, the plan terminates on June 17, 2004.

Unisphere believes that the plan advances the interests of Unisphere's stockholders by enhancing Unisphere's ability to attract, retain and motivate persons who make or are expected to make important contributions to Unisphere by providing such persons with equity ownership opportunities and performance-based incentives, thereby better aligning the interests of such persons with those of Unisphere's stockholders. All Eligible Participants are eligible to be granted options, restricted stock, or other stock-based awards under the plan. The board of directors is authorized to grant both incentive stock options, as defined under the Internal Revenue Code of 1986, and non-qualified stock options. The board of directors has discretion to determine which Eligible Participants receive options. The board of directors anticipates granting additional options under the plan to Eligible Participants in the manner and subject to the terms and conditions as described herein. The board of directors has not and will not issue any stock appreciation rights or other rights in connection with the options for as long as it is relying on the relief requested herein.

As of November 15, 2001, Unisphere had granted restricted stock awards for an aggregate of 3,083,834 shares of common stock of Unisphere to an aggregate of four persons, all of whom were executive officers of Unisphere at the time of grant. The restricted stock awards granted by Unisphere to date and any restricted stock awards Unisphere may grant in the future under the plan, for as long as it is relying on the relief requested herein, have been and will be granted only to persons enumerated under Rule 701 under the conditions enumerated in Rule 701. Unisphere does not anticipate that it will grant a large number of additional restricted stock awards because it prefers to incentivize its employees through grants of stock options. The outstanding restricted stock awards are subject to substantially the same terms and conditions as described herein.

The scope of relief requested on behalf of Unisphere is limited to the grant of options. Unisphere has granted and intends to grant options in compliance with the exemption from registration under the Securities Act provided by Rule 701.

As of November 15, 2001, the board of directors had approved the reservation of 29,227,328 shares of Unisphere's common stock for issuance under the plan. Unisphere, as of such date, had outstanding options to purchase a total of approximately 20,080,151 shares of common stock, which options were held by 827 persons.

II. *Summary of the Material Terms of the Plan and Option Agreements*

The plan gives the board of directors discretion to determine the specific terms of each option it grants. However, the board of directors has determined that all options granted under the plan will be granted in the manner and subject to the terms and conditions as described herein. Each option is evidenced by an individual option agreement between Unisphere and the optionholder, stating the terms and conditions thereof, including number of options granted, the exercise price, the option term, vesting provisions and restrictions on transfer. All options are expressly subject to the terms of the plan. The following is a summary of the material terms of the plan and the outstanding option agreements, and summarizes all relevant, material terms of existing options and options that Unisphere may grant in the future under the plan for as long as it is relying on the relief requested herein.

1. Each option represents the right to purchase the number of shares of common stock at such exercise price and at such time as are provided in the individual's option agreement.

2. The board of directors establishes the exercise price at the time each option is granted and specifies it in the applicable option agreement. In the case of any incentive stock option or option intended to qualify for special relief for options from the limitation of Section 162(m) of the Internal Revenue Code, the exercise price of such option is not less than 100% of the fair market value of a share of common stock on the date the option is granted.

3. The fair market value of Unisphere's common stock under the plan, for so long as the shares of common stock are not then listed on a national stock exchange or an over-the-counter market, equals such value as the board of directors may in good faith determine.

4. The exercise price may be paid in cash or by check and, to the extent permitted by the board of directors in an option agreement, by delivery of an undertaking by a creditworthy broker to deliver sufficient funds to Unisphere to pay the exercise price, by delivery of shares of common stock of Unisphere owned by the optionholder, by delivery of a promissory note of the optionholder on terms determined by the board of directors, by such other consideration as the board of directors determines, or by any combination of the above permitted forms of payment. In general, the exercise price of options has been paid in cash by the optionholder.

5. Options generally vest as to 25% of the shares subject thereto on the first anniversary of the date of grant, and 6.25% vest every quarter thereafter. Some options were granted that were partially vested as of the date of grant.

6. The options generally expire upon the tenth anniversary of the date of grant, subject to earlier termination as described herein.

7. Shares of common stock subject to outstanding options which are not then exercisable will accelerate and becomes exercisable for such number of shares of common stock as is scheduled to vest on the date 12 months after the closing of an acquisition event (as defined in the plan), provided, however, that options granted to non-employee directors of Unisphere will become immediately exercisable in full upon such event.

8. If the employment of an optionholder terminates for cause (as defined in the option agreement) or if the optionholder violates any non-competition, non-solicitation, confidentiality provision or any other restrictive covenant or agreement between Unisphere or its affiliates and the optionholder, any options granted to such optionholder under the plan are immediately forfeited and no longer exercisable.

9. Generally, if the employment of an optionholder terminates (i) due to death, retirement or disability, any options granted to such optionholder under the plan will terminate no later than one year from the date of such termination of employment or (ii) for reasons other than cause (as defined in the option agreement), death, retirement or disability, any options granted to such optionholder under the plan will terminate no later than three months from the date of such termination of employment.

10. Optionholders have no voting or other rights as stockholders, by reason of such options, prior to their exercise.

11. The plan may be terminated by the board of directors at any time.

12. Options granted under the plan cannot be sold, assigned, pledged, transferred or otherwise encumbered by the person to whom they are granted, either voluntarily or by operation of law (other than by will or the laws of descent and distribution), and, during the life of the optionholder, are exercisable only by the optionholder. Any such transferred options, and the transferees that receive them, continue to be subject to the same terms and conditions as described herein.

13. The shares of common stock issued upon exercise of an option cannot, voluntarily or involuntarily, until the initial public offering of the common stock of Unisphere, be sold, assigned, pledged, transferred (other than in connection with certain corporate events as described in paragraph 14 below, to Unisphere (as described below), or to a spouse, child, or grandchild of the optionholder, or a trust for their benefit who acquire such securities through gift or domestic relations order as permitted by Rule 701), or otherwise encumbered (other than by will or the laws of descent and distribution); provided that any such transfer is conditioned upon the transferee agreeing in writing to be bound by all applicable transfer restrictions, including those set forth in this paragraph. In four other cases, Unisphere has permitted transfers to certain persons other than a spouse, child, or grandchild of the optionholder. In each such case, the transfer was by gift or domestic relations order to a person enumerated in Rule 701. The transfer of shares of common stock of Unisphere is not permitted other than to Unisphere, by gift, or pursuant to death or domestic relation orders and only to persons enumerated under Rule 701 under the conditions enumerated in Rule 701.

14. The shares of common stock issued upon exercise of an option may be transferred in connection with certain mergers or consolidations of Unisphere, the sale of

all or substantially all of the assets of Unisphere or the sale of shares of capital stock of Unisphere representing at least 80% of the voting power of the voting securities of Unisphere.

15. There is no market or method that would allow optionholders to receive any consideration or compensation for their options prior to the time of exercise.

16. The plan permits the board of directors to provide at the time an option is granted that shares of common stock issued upon exercise of an option will be subject to a right of first refusal or a right of repurchase of Unisphere. The option agreements state that the board of directors reserves the right to impose rights of first refusal on such terms as it may later specify in the event that the board of directors waives or otherwise modifies the restrictions on transfer that are described in paragraph 13 above. The board of directors of Unisphere will not waive or otherwise modify the restrictions on transfer for as long as Unisphere is relying on the relief requested herein.

17. Until the closing of an initial public offering of the common stock of Unisphere under the Securities Act, all stock certificates issued upon exercise of an option must be deposited by the optionholder with Unisphere.

18. Unisphere is not required to (i) transfer on its books any shares of common stock which are sold or transferred in violation of any restrictions on transfer, or (ii) treat as the owner of such shares of common stock or to pay dividends to any transferee to whom such shares of common stock have been so sold or transferred.

19. Unisphere's obligation to issue shares of common stock upon the exercise of options granted under the plan is subject to all applicable laws, rules and regulations, including all applicable federal and state securities laws, and the obtaining of all such approvals by governmental agencies as may be deemed necessary by the board of directors.

In anticipation of the initial public offering of common stock of Unisphere, the board of directors voted in December 2000 to accelerate conditionally the vesting of options to purchase approximately 1,800,000 shares of common stock of Unisphere that were granted in July, September and November 1999 under the plan. If such acceleration were to occur and all eligible optionholders elected to exercise their options, Unisphere would have an additional 111 common stockholders as a result. The acceleration in full of each option is conditioned on (i) the optionholder being actively employed by Unisphere (with no resignation having been tendered or presently contemplated by such optionholder) as of the commencement date of the road show for an initial public offering of common stock of Unisphere and (ii) the exercise of the option in full (including the portion of the option which had vested in accordance with its terms) no earlier than the commencement of the road show and no later than the day prior to the date that the initial public offering price of common stock is established by the pricing committee of the board of directors. Unisphere will loan each eligible employee that elects to exercise such accelerated options (including the portion of the option which had vested in accordance with its terms) the amount necessary to pay the exercise price of such option. Each loan will be evidenced by a promissory note issued by the optionholder to Unisphere, which will bear interest at an annual rate of 9% and will mature on January 1, 2003. The promissory note and accrued interest thereon have full recourse to the personal assets of the optionholder. Each employee will also be required to enter into a pledge agreement pursuant to which the employee will pledge the shares of common stock acquired upon the exercise of the accelerated options as security for the loan. In the event that Unisphere does not commence a road show for an initial public offering of its common stock, the acceleration will not occur. The board of directors also voted to accelerate options held by one executive officer, provided that he exercise such options on or prior to the date of the initial public offering of common stock.

For purposes of this application, the Staff may rely upon the summary descriptions of the terms of the plan and the agreements evidencing the options granted that are included with this letter. In reviewing this letter, you may assume that we have included in the body of this letter all relevant, material provisions of the plan , existing options and, so long as Unisphere is relying on the relief granted in response to this request, future options. Unisphere undertakes that it will not amend any of the restrictive provisions on transfer or eligibility described above, which are part of the basis for the relief requested herein, and will not amend the plan in a material manner, other than to change the number of shares of common stock available for grant under the plan or to reflect the undertakings of Unisphere stated herein, so long as Unisphere is relying on the relief granted in response to this request.

III. *Discussion*

Because 500 or more persons hold options to purchase common stock of Unisphere and Unisphere's total assets on September 30, 2000, its fiscal year end, exceeded $10 million, Unisphere is required to register its options under Section 12(g) of the Exchange Act, unless exemptive or no action relief from such requirement is granted under Section 12(h) of the Exchange Act.

On January 29, 2001, Unisphere filed a registration statement on Form 10 pursuant to Section 12(g) of the Exchange Act to register its options to purchase common stock of Unisphere. On March 29, 2001, based on conversations between this firm and the Staff during the week of March 26, 2001 and in light of the Updated Current Issues Outline, Unisphere withdrew its registration statement on Form 10 prior to such registration statement becoming effective. On April 30, 2001, Unisphere filed a no action request letter with the Division of Corporation Finance, as amended and restated hereby. Under the standards articulated in Section 12(h), as applied in prior no action letters issued by the Staff, and the Updated Current Issues Outline, we believe Unisphere meets the conditions necessary to receive relief from registering its options to purchase common stock under Section 12(g).

A. Exchange Act Registration Requirements

As a general rule, Section 12(g) of the Exchange Act requires every issuer meeting the jurisdictional requirements of the Exchange Act having total assets of more than $1 million and a class of equity security held of record by 500 or more persons to register that class of equity security under the Exchange Act. Pursuant to its authority under Section 12(h) of the Exchange Act, the Securities and Exchange Commission has promulgated Rule 12g-1, which exempts from the registration requirements of Section 12(g) any issuer whose total assets on the last day of its most recent fiscal year did not exceed $10 million.

B. Authority to Grant Relief

Section 12(h) of the Exchange Act allows the Staff to exempt an issuer from the registration requirements of Section 12(g) if it finds, "by reason of the number of public investors, amount of trading interest in the securities, the nature and extent of the activities of the issuer, income or assets of the issuer or otherwise, that such action is not inconsistent with the public interest or the protection of investors." The Staff has exempted or relieved issuers with 500 or more optionholders from having to register their stock options under the Exchange Act when specified conditions were present in previous no action letter requests. *See* Gen-Probe Incorporated (Aug. 15, 2001), NewSouth Holdings, Inc. (Aug. 6, 2001), AMIS Holdings, Inc. (July 30, 2001), Mitchell International Holding, Inc. (Dec. 27, 2000), General Roofing Services, Inc. (Apr. 13, 2000), Kinko's, Inc. (Nov. 30, 1999), WRQ, Inc. (Dec. 31, 1997), BSG Corporation (Aug. 1, 1995), Superior Services, Inc. (Mar. 18, 1994) and Starbucks Corporation (Apr. 2, 1992). The Staff, moreover, in its Updated Current Issues Outline, stated that it would permit certain specified "modifications" to the conditions of prior no action letters when considering granting relief "...in situations where the conditions of our prior no action letters" are otherwise met.

C. Appropriateness of Exemption or Other Relief

We believe that it would be appropriate for the Staff to grant Unisphere an exemption or no action relief under Section 12(h) from the registration requirements of Section 12(g) for its options to purchase common stock granted or to be granted under the plan because under the standards articulated in Section 12(h), as applied in prior no action letters issued by the Staff, and the Updated Current Issues Outline, Unisphere meets the conditions necessary to receive such relief. Unisphere has no public investors, there is no trading interest in its securities, and it will deliver to optionholders essentially the same Exchange Act registration statement, annual report and quarterly report information that such optionholders would have received had Unisphere registered its options under Section 12(g). We believe that neither the public interest nor the protection of investors will be furthered by requiring Unisphere to meet the registration requirements of the Exchange Act due to the fact that it has over 500 optionholders.

1. Number of Public Investors

The first factor specified in Section 12(h) is the number of public investors in the issuer. Because Unisphere grants options under the plan without cash or other tangible consideration, the Staff should not consider the optionholders to be investors in Unisphere. The first time that these optionholders have the opportunity to become investors in Unisphere is when they exercise their options. As of November 15, 2001, Unisphere did not have any public investors in its common stock. All Unisphere stockholders, other than Siemens, received their respective shares of common stock pursuant to grants of restricted stock awards under the plan or the exercise of options granted under the plan. Moreover, the shares of common stock of Unisphere issued upon exercise of an option continue to be subject to restrictions on transfer. The shares cannot, voluntarily or involuntarily, until the initial public offering of the common stock of Unisphere, be sold, assigned, pledged, transferred (other than in connection with certain corporate events as described in paragraph 14 above, or to a spouse, child or grandchild of the optionholder, or a trust for their benefit as permitted by Rule 701), or otherwise encumbered (other than by will or the laws of descent and distribution), and any such transfer is conditioned upon the transferee agreeing in writing to be bound by all applicable transfer restrictions. Any such transferred options, and the transferees that receive them, continue to be subject to the same terms and conditions as described herein. In addition, all shares of common stock contain legends to the effect that the shares are not transferable. If options to purchase common stock of Unisphere are exercised and there are 500 or more holders of common stock (including each holder of shares of common stock acquired upon exercise of an option granted under the plan) at the end of the current or any future fiscal year, Unisphere will register the common stock under Section 12(g) of the Exchange Act.

2. Trading Interest

The second factor specified in Section 12(h) is the level of trading interest in a company's equity securities. There is no trading interest in the options and the plan has been structured to preclude trading of options from developing. Options granted under the plan cannot be sold, assigned, pledged, transferred or otherwise encumbered by the person to whom they are granted, either voluntarily or by operation of law, other than by will or the laws of descent and distribution, as permitted by the Updated Current Issues Outline. Any such transferred options, and the transferees that receive them, continue to be subject to the same terms and conditions as described herein. During the life of the optionholder, options are exercisable only by the optionholder. As such, there is no opportunity for any trading to take place or any trading interest in the options to develop prior to the effective date of a registration statement under the Securities Act registering such options.

3. Nature of Issuer

The last factor specifically set forth in Section 12(h) is the nature and extent of the activities of the issuer and the income or assets of the issuer. While the assets and income of Unisphere are not insubstantial, it remains very much a private company, with all stockholders but its parent company bound by a detailed option agreement (or restricted stock award agreement) that prohibits, until an initial public offering of the common stock of Unisphere under the Securities Act, the sale, assignment, transfer (other than to a spouse, child or grandchild of the optionholder, or a trust for their benefit), or other encumbrance (other than by will or the laws of descent and distribution), voluntarily or involuntarily, of any shares of common stock issued upon exercise of an option. Moreover, the fact that Unisphere's business is comprised of several offices and a large number of employees should not be disqualifying. *See* Kinko's, Inc. (Nov. 30, 1999) and Starbucks Corporation (Apr. 2, 1992).

4. Information Delivered or Available to Optionholders

Under the standards articulated in prior no action letters issued by the Staff and the Updated Current Issues Outline, Unisphere undertakes, for so long as it is relying on the relief granted pursuant to this request, to deliver promptly to each optionholder with outstanding options under the plan and each shareholder that received shares of common stock issued upon the grant of restricted stock awards or the exercise of options granted under the plan, essentially the same Exchange Act registration statement on Form 10 that such persons would have received had Unisphere registered under the Exchange Act within 120 days after the fiscal year ended September 30, 2000 and, on a continuing basis, no later than 120 days after each fiscal year end, essentially the same Exchange Act annual report on Form 10-K had Unisphere registered under the Exchange Act, including annual audited financial statements of Unisphere and its consolidated subsidiaries for each fiscal year beginning with the fiscal year ended September 30, 2000 in accordance with generally accepted accounting principles, and no later than 60 days after the end of each fiscal quarter, essentially the same Exchange Act quarterly report on Form 10-Q had Unisphere registered under the Exchange Act, including quarterly unaudited financial statements of Unisphere and its consolidated subsidiaries for each period after September 30, 2000 in accordance with generally accepted accounting principles, and such other information as is provided generally to all of Unisphere's stockholders; and to make available to each such person upon request Unisphere's books and records, including corporate governance documents, to the same extent it is obligated to make such books and records available to Unisphere's stockholders, subject in all cases to the optionholder's signing an appropriate confidentiality agreement. In the event a holder will not agree to keep such documents confidential, Unisphere undertakes to make such documents available for inspection during normal business hours from the stock option administrator or human resources personnel at its corporate headquarters.

The above described information requirements will terminate once Unisphere becomes a reporting company under the Exchange Act. After Unisphere becomes a reporting company under the Exchange Act, it will then comply with the information requirements contained in the Exchange Act and the rules thereunder and will file a registration statement on Form S-8 under the Securities Act with respect to the plan.

D. Consistency with Prior Grants of Relief and the Updated Current Issues Outline

The Staff has previously granted no action relief to other applicants in a number of situations similar to that of Unisphere's. These no action letters include: Gen-Probe Incorporated (Aug. 15, 2001), NewSouth Holdings, Inc. (Aug. 6, 2001), AMIS Holdings, Inc. (July 30, 2001), Mitchell International Holding, Inc. (Dec. 27, 2000), General Roofing Services, Inc. (Apr. 13, 2000), Kinko's, Inc. (Nov. 30, 1999), WRQ, Inc. (Dec. 31, 1997), BSG Corporation (Aug. 1, 1995), Superior Services, Inc. (Mar. 18, 1994) and Starbucks Corporation (Apr. 2, 1992).

The Updated Current Issues Outline specifically permits the following modifications to the standards articulated in prior no action letters issued by the Staff:

(a) Options may be immediately exercisable;

(b) Options may be transferred by will or the laws of descent and distribution or disability, but must otherwise remain non-transferable;

(c) Former employees may retain their vested options;

(d) Consultants may participate in the option plan if they would be able to participate under Rule 701; and

(e) Stock received on exercise of the options is transferable either back to the company or in the event of death or disability or by gift or domestic relations orders to persons enumerated in Rule 701, but may not be otherwise transferable.

The above modifications are premised on optionholders receiving essentially the same Exchange Act registration statement, annual report and quarterly report information they would have received had the respective company registered the class of option securities under Section 12, including audited annual financial statements and unaudited quarterly financial information, each prepared in accordance with generally accepted accounting principles.

We believe the plan, as amended to reflect the undertakings of Unisphere stated herein, satisfies the requirements set forth in the Staff's prior no action letters as modified by the Updated Current Issues Outline. With respect to the prior no action letters, we note the following:

(a) Options will be granted under the plan only to eligible participants;

(b) Options are granted under the plan without consideration, and at fair market value exercise prices, for the purposes of incentivizing optionholders to work to improve share value;

(c) Holders of options granted under the plan are under no obligation to exercise options;

(d) Options granted under the plan are non-transferable (other than by will or the laws of descent and distribution) and, as a result, optionholders should not be treated as public investors;

(e) There is no market by which any optionholder can receive anything of value for an option prior to its exercise, and accordingly no trading interest in the options exist;

(f) The relief requested is limited to options granted and to be granted under the plan; and

(g) Unisphere has made similar undertakings relative to providing optionholders with material information.

As permitted by the Updated Current Issues Outline, certain outstanding options to purchase common stock of Unisphere are immediately exercisable; options to purchase common stock of Unisphere may be transferred by will or the laws of descent and distribution, but are otherwise non-transferable; and certain former employees hold vested options to purchase common stock of Unisphere.

The shares of common stock issued upon exercise of an option granted under the plan cannot, voluntarily or involuntarily, until the initial public offering of the common stock of Unisphere, be sold, assigned, pledged, transferred or otherwise encumbered other than (1) by will or the laws of descent and distribution, (2) in connection with certain corporate events as described in paragraph 14 above or (3) that such shares may be transferred by gift or domestic relations order to a spouse, child or grandchild of the optionholder, or a trust for their benefit, provided that any such transfer is conditioned upon the transferee agreeing in writing to be bound by all transfer restrictions in the option agreement and is permitted by Rule 701. The Staff stated in its Updated Current Issues Outline that it is permissible for shares of common stock issued upon exercise of an option to be transferable back to the issuer, or in the event of death or disability of the optionholder. The Staff has also stated that it is permissible for shares of common stock to be transferred by gift or domestic relations orders to persons enumerated in Rule 701. Unisphere believes that these traditional, limited permitted transfers of its common stock to a spouse, child or grandchild of the optionholder, or a trust for their benefit under the option agreements, essentially for estate planning purposes, do not alter the non-public nature of the holders of its common stock and should not prevent Unisphere from receiving an exemption, or no action relief, under Section 12(h).

E. Conclusion

Under the standards articulated in Section 12(h) and the Updated Current Issues Outline, as applied in prior no action letters issued by the Staff, we believe Unisphere meets the conditions necessary to receive relief from registering its options to purchase common stock under Section 12(g).

In addition, Unisphere hereby undertakes to amend its Amended and Restated 1999 Stock Incentive Plan (a) to provide that only employees, directors, officers and consultants or advisors of Unisphere, its parent, majority-owned subsidiaries of Unisphere, or majority-owned subsidiaries of Unisphere's parent, each as permitted under Rule 701, may qualify as plan participants; (b) to delete the "as the Board may otherwise determine or provide in an Award" qualifier related to the transferability of options in connection with the grant of any future options under the plan; and (c) to clarify that any future transfer of the underlying common stock (other than in connection with certain corporate events as described in paragraph 14 above or a registered public offering) of Unisphere is not permitted other than to Unisphere for value, or pursuant to death, domestic relations orders and transfers by gift or domestic relations orders to persons enumerated under Rule 701.

Because Unisphere has no public investors, there is no trading interest in its securities, and it will undertake to provide to each optionholder with outstanding options under the plan essentially the same Exchange Act registration statement on Form 10 that such optionholders would have received had Unisphere registered under the Exchange Act and, on a continuing basis, annual and quarterly reports, we believe that neither the public interest nor the protection of investors will be furthered by requiring Unisphere to meet the registration requirements of the Exchange Act due to the fact that it has over 500 optionholders. We respectfully request that the Staff issue an order pursuant to Section 12(h) of the Exchange Act, or otherwise take a no action position, relieving Unisphere from registering under Section 12(g) of the Exchange Act the options it has issued and will issue under the plan. We further request that this order or grant of no action relief remain in effect until such time as Unisphere becomes a reporting company or is required to register under the Exchange Act with respect to any other class of its securities other than the options. If there are 500 or more holders of common stock (including each holder of shares of common stock acquired upon exercise of an option granted under the plan) or any other class of equity securities other than the options at the end of the current or any future fiscal year when Unisphere has total assets of at least $10 million, Unisphere will register the common stock under Section 12(g) of the Exchange Act and file a Securities Act registration statement for the common stock issuable upon exercise of the options. In accordance with Release No. 33-6269 (Dec. 5, 1980), seven additional copies of this letter are enclosed. If for any reason you do not concur with our conclusions, we would appreciate the opportunity to confer with members of the Staff by telephone prior to any written response to this letter.

If you need any additional information regarding this letter, or if we may otherwise be of assistance, please telephone the undersigned or Philip P. Rossetti at (617) 526-6000.

Very truly yours,

Mark G. Borden /KT

Mark G. Borden

cc: Unisphere Networks, Inc.